                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 9)


                             NACCO Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class B Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                  629579 20 02
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  February 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


                               (Page 1 of 7 Pages)

----------------------                                         -----------------
CUSIP No. 629579 20 02           SCHEDULE 13D                  PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Scott W. Seelbach
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                    (b) X
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO - See Item 3
--------------------------------------------------------------------------------
    5     CHECK BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING  POWER

                                      -0-
                               -------------------------------------------------
     NUMBER OF                 8     SHARED VOTING  POWER
      SHARES
   BENEFICIALLY                      2,408
     OWNED BY                  -------------------------------------------------
  EACH REPORTING               9     SOLE DISPOSITIVE POWER
    PERSON WITH
                                     -0-
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE  POWER

                                     2,408
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,408
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .16%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No. 629579 20 02           SCHEDULE 13D                  PAGE 3 OF 7 PAGES
----------------------                                         -----------------

         The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the "Schedule 13D") and as amended by Amendment No. 1 to the amended and restated Schedule 13D filed on March 28, 1995, as amended by Amendment No. 2 to the amended and restated
Schedule 13D filed on March 21, 1996, as amended by Amendment No. 3 to the amended and restated Schedule 13D filed on November 26, 1996, as amended by Amendment No. 4 to the amended and restated Schedule 13D filed on January 10, 1997, as amended by Amendment No. 5 to the amended and restated Schedule 13D filed on March 19, 1997, as amended by Amendment No. 6 to the amended and restated Schedule 13D filed on March 25, 1999, and as amended by Amendment No. 7 to the amended and restated Schedule 13D filed on March 30, 2000, and as amended by Amendment No. 8 to the amended and restated Schedule 13D filed on February 14, 2001 (collectively, the "Filings"), on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and National City Bank, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.


ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

                  (a) The statements under the heading Theodore D. Taplin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

                  THEODORE D. TAPLIN. Mr. Taplin's resident address is 121 Lower Terrace, San Francisco, California 94114. He is a consultant.

                  (b) The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

                  CLARA T. RANKIN WILLIAMS. Mrs. Williams' resident address is 425 West Roslyn Place, Chicago, Illinois 60614. She is not employed.


                  (c) The statements under the heading Chloe R. Seelbach which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

----------------------                                         -----------------
CUSIP No. 629579 20 02           SCHEDULE 13D                  PAGE 4 OF 7 PAGES
----------------------                                         -----------------


                  CHLOE R. SEELBACH. Ms. Seelbach's resident address is The Carriage House, 2905 Fairmount Boulevard, Cleveland Heights, Ohio 44118. She is a product manager with Employon, Inc., 22700 Shore Center Drive, Euclid, Ohio 44123.

                  (d) After the paragraph describing Chloe R. Seelbach's address which appears in the Filings, the following individual Reporting Person shall be added:

                  SCOTT W. SEELBACH. Mr. Seelbach's resident address is The Carriage House, 2905 Fairmount Boulevard, Cleveland Heights, Ohio 44118. He is employed by Primus Venture Partners, 5900 Landerbrook Drive, Mayfield Heights, Ohio 44124.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

                  (a) After the paragraph describing Ms. Chloe R. Seelbach's interest which appears in the Filings, the following individual Reporting Person shall be added:

                  SCOTT W. SEELBACH. Mr. Seelbach has shared power to vote and dispose of 2,408 shares of Class B Common, which constitutes .16% of the Class B Common outstanding as of December 31, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the 13D is hereby amended by inserting at the end thereof the following:

         On November 19, 2001, a Registration Statement on Form S-4 (Reg. No. 333-65134) (the "Registration Statement") registering up to 200,000 shares of Class A common stock, par value $1.00 per share, of the Company (the "Class A Common"), became effective. The Registration Statement identifies Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, each of whom is a Reporting Person, or in each case his revocable trust as selling stockholders under the Registration Statement (the "Selling Stockholders"). The Registration Statement contemplates transfers, from time to time, of up to 50,000 shares of Class A Common, on a share for share basis by each of the Selling Stockholders in exchange for an aggregate of 200,000 shares of Class B Common from holders of Class B Common that are so called "permitted transferees" pursuant to the Company's Certificate of Incorporation and the Stockholders' Agreement. Each exchange would result in one or more of the Selling Stockholders transferring one share of Class A Common for each share of Class B Common transferred by other Reporting Persons to the Selling Stockholder or Selling Stockholders. The recipients of the Class B Common from the Selling Stockholders must be Reporting Persons. Reporting Persons who transfer their shares of Class B Common, on a share for share basis, to the Selling Stockholders in exchange for shares of Class A Common will reduce their voting power.

----------------------                                         -----------------
CUSIP No. 629579 20 02           SCHEDULE 13D                  PAGE 5 OF 7 PAGES
----------------------                                         -----------------


         Effective December 26, 2001, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders' Agreement amending the Stockholders' Agreement to add additional Participating Stockholders under the Stockholders' Agreement. A copy of the Amendment to Stockholders' Agreement is attached hereto as Exhibit 27 and is incorporated herein in its entirety.

         Effective February 11, 2002, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders' Agreement amending the Stockholders' Agreement pursuant to which a trust for the benefit of a certain Participating Stockholder became a Participating Stockholder under the Stockholders' Agreement. A copy of the Amendment to Stockholders' Agreement is attached hereto as Exhibit 28 and is incorporated herein in its entirety.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended as follows:

(Exhibit 27) Amendment to Stockholders' Agreement, dated as December 26, 2001, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders.

(Exhibit 28) Amendment to Stockholders' Agreement, dated as February 11, 2002, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholder.


 [REMAINDER OF PAGE IS INTENTIONALLY LEFT BLANK. SIGNATURES BEGIN ON NEXT PAGE.]

----------------------                                         -----------------
CUSIP No. 629579 20 02           SCHEDULE 13D                  PAGE 6 OF 7 PAGES
----------------------                                         -----------------


                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2002

                            /s/ Alfred M. Rankin, Jr.
                            ----------------------------------------------------
                            Name: Alfred M. Rankin, Jr.

                            /s/ Alfred M. Rankin, Jr.
                            ----------------------------------------------------
                            Name:  Alfred M. Rankin, Jr.


                            Attorney-in-Fact for Clara L.T. Rankin*
                            Attorney-in-Fact for Victoire G. Rankin*
                            Attorney-in-Fact for Helen R. Butler*
                            Attorney-in-Fact for Clara T. Rankin Williams* Attorney-in-Fact for Thomas T. Rankin* Attorney-in-Fact for Matthew M. Rankin* Attorney-in-Fact for Claiborne R. Rankin* Attorney-in-Fact for Chloe O. Rankin* Attorney-in-Fact for Roger F. Rankin* Attorney-in-Fact for Bruce T. Rankin* Attorney-in-Fact for Frank E. Taplin, Jr.* Attorney-in-Fact for Margaret E. Taplin* Attorney-in-Fact for Martha S. Kelly* Attorney-in-Fact for Susan Sichel*
                            Attorney-in-Fact for Jennifer T. Jerome*
                            Attorney-in-Fact for Caroline T. Ruschell*
                            Attorney-in-Fact for David F. Taplin*
                            Attorney-in-Fact for Thomas E. Taplin*
                            Attorney-in-Fact for Beatrice B. Taplin*
                            Attorney-in-Fact for Thomas E. Taplin, Jr.*
                            Attorney-in-Fact for Theodore D. Taplin*
                            Attorney-in-Fact for Britton T. Taplin*
                            Attorney-in-Fact for Frank F. Taplin*
                            Attorney-in-Fact for National City Bank, as trustee* Attorney-in-Fact for Rankin Associates I, L.P.* Attorney-in-Fact for Rankin Management, Inc.* Attorney-in-Fact for Alison A. Rankin* Attorney-in-Fact for Corbin K. Rankin* Attorney-in-Fact for John C. Butler, Jr.* Attorney-in-Fact for Rankin Associates II, L.P.*

----------------------                                         -----------------
CUSIP No. 629579 20 02           SCHEDULE 13D                  PAGE 7 OF 7 PAGES
----------------------                                         -----------------


                            Attorney-in-Fact for Chloe R. Seelbach*
                            Attorney-in-Fact for James T. Rankin*
                            Attorney-in-Fact for Claiborne R. Rankin, Jr.* Attorney-in-Fact for David B. Williams* Attorney-in-Fact for Scott W. Seelbach*


------------------
* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2, in
  Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, and in Exhibit 28 at pages 6 through 7 of such Exhibit.

                                                                      Exhibit 27



                      AMENDMENT TO STOCKHOLDERS' AGREEMENT
                      ------------------------------------


         This AMENDMENT TO STOCKHOLDERS' AGREEMENT, dated as of December 26, 2001 (this "Amendment"), by and among National City Bank, (Cleveland, Ohio), as depository ("Depository"), the Participating Stockholders under the Stockholders' Agreement, dated as of March 15, 1990, as amended, NACCO Industries, Inc., a Delaware corporation (the "Corporation"), and the new Participating Stockholder identified on the signature page hereto (the "New Participating Stockholder").

         This Amendment sets forth the terms and conditions on which the New Participating Stockholder will join in and become a party to the Stockholders' Agreement, dated as of March 15, 1990, as amended (the "Stockholders' Agreement"). Capitalized terms defined in the Stockholders' Agreement are used herein as so defined.

         Pursuant to Section 8 of the Stockholders' Agreement, prior to the acquisition of Class B Common Stock by a Permitted Transferee, the Stockholders' Agreement may be amended to add a Permitted Transferee as a Participating Stockholder by a writing signed by the Signatories, the Corporation and such Permitted Transferee.

         In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:

         1. REPRESENTATIONS AND WARRANTIES. The New Participating Stockholder, for such New Participating Stockholder only and not for any other Participating Stockholder, represents and warrants to the other Participating Stockholders and the Corporation as follows:



                  (a) Such New Participating Stockholder is the beneficial owner of, or simultaneously with the execution hereof will acquire and be deemed to be the beneficial owner of, the shares of Class B Common Stock identified below such New Participating Stockholder's name on the signature pages hereto (except as otherwise described thereon), and except as otherwise described thereon such New Participating Stockholder does not own of record or beneficially or have any interest in any other shares of Class B Common Stock or any options to purchase or rights to subscribe or otherwise acquire any other shares of Class B Common Stock other than pursuant to the Stockholders' Agreement;

                  (b) Such New Participating Stockholder has the right, power and authority to execute and deliver this Amendment and to perform such New Participating Stockholder's obligations hereunder and under the Stockholders' Agreement; if this Amendment is being executed by a trustee on behalf of a trust, such trustee has full right, power and authority to enter into this Amendment on behalf of the trust and to bind the trust and its beneficiaries to the terms hereof; if this Amendment is being executed on behalf of a Participating Stockholder Organization, the person executing this Amendment is a duly authorized representative of such Participating Stockholder Organization with full right, power and authority to execute and deliver this Amendment on behalf of such Participating Stockholder Organization and to bind such Participating Stockholder Organization to the terms hereof; the execution, delivery and performance of this Amendment by such New Participating Stockholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such New Participating Stockholder is a party or by which such New Participating Stockholder is bound or require the consent of any other person or any party pursuant thereto; (ii) any organizational, charter or other governance documents (including, without limitation, any partnership agreement, certificate of incorporation, or bylaws) of the New Participating Stockholder, (iii) any judgment, decree or order applicable to such New Participating Stockholder; or (iv) any law, rule or regulation of any governmental body;

                  (c) This Amendment and the Stockholders' Agreement constitute legal, valid and binding agreements on the part of such New Participating Stockholder; the shares of Class B Common Stock owned beneficially by such New Participating Stockholder are fully paid and nonassessable; and

                  (d) The shares of Class B Common Stock owned beneficially by such New Participating Stockholder are now held by such New Participating Stockholder, free and clear of all adverse claims, liens, encumbrances and security interests (except as created by the Stockholders' Agreement and any Amendments thereto, including this Amendment, and the Restated Certificate).




         2. ADDRESS FOR NOTICES. The address for all notices to the New Participating Stockholder provided pursuant to the Stockholders' Agreement shall be the address set forth below such New Participating Stockholder's name on the signature pages hereto, or to such other address as such New Participating Stockholder may specify to the Depository.

         3. AGREEMENT TO BE BOUND BY STOCKHOLDERS' AGREEMENT. The New Participating Stockholder agrees to be bound by all of the terms and provisions of the Stockholders' Agreement applicable to Participating Stockholders.

         4. BENEFICIARIES. The New Participating Stockholder acknowledges that the Corporation and each Participating Stockholder is a beneficiary of this Amendment.

         5. AMENDMENT OF STOCKHOLDERS' AGREEMENT. The Stockholders' Agreement is hereby amended to add the New Participating Stockholder as a Participating Stockholder.

         6. SIGNATURE OF AMENDMENT BY TRUSTS, MINORS AND INCOMPETENTS.

                  (a) In order for a trust exclusively (as defined in Section
         1.9 of the Stockholders' Agreement) for the benefit of a Family Member or Members to be considered a Participating Stockholder:

                           (i) the trustee and all adult beneficiaries of such
                  trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders' Agreement or shall sign this Amendment as a Participating Stockholder;

                           (ii) the trustee and a parent or legal guardian, for
                  trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or

                           (iii) the trustee and legal guardian, if any, for
                  trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.

                  (b) If, at any time, any trust shall have an adult beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders' Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this

         Amendment and the Stockholders' Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.

                  (c) In the case of Class B Common Stock held by a custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

                  (d) In the case of Class B Common Stock held in the name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

                  (e) In the case of Class B Common Stock held in the name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.

                  (f) When a minor described in Section 6(c) or (d) reaches the age of majority, or an incompetent described in Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the

         Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders' Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.


         7. POWER OF ATTORNEY. The undersigned New Participating Stockholder hereby constitutes and appoints Frank E. Taplin, Thomas E. Taplin, Alfred M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:

                  (a) Execute any and all statements under Section 13 or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to the Stockholders' Agreement as amended by this Amendment, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

                  (b) Execute and deliver any and all Amendments whereby a Family Member or a Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders' Agreement pursuant to Section 8 of the Stockholders' Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this
         Section 7. The grant of this power of attorney shall not be affected by any disability of the undersigned New Participating Stockholder. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 7, the New Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.

         8. COUNTERPARTS. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

                  IN WITNESS WHEREOF, the New Participating Stockholder, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

                                       /s/ Scott Seelbach
                                       -----------------------------------------
                                       Scott Seelbach


                                       Address:



                               Number of Shares of
                              CLASS B COMMON STOCK
                              --------------------

                                       CLARA RANKIN WILLIAMS as Custodian for
                                       Margo Jamison Victoire Williams under the
                                       Ohio Transfers to Minors Act


                                       By: /s/ Clara Rankin Williams
                                           -------------------------------------
                                       Name: Clara Rankin Williams
                                       Title: Custodian


                                       Address:


                               Number of Shares of
                              CLASS B COMMON STOCK
                              --------------------

                                       CORBIN K. RANKIN as Custodian for Thomas
                                       (Parker) Rankin under the Virginia
                                       Uniform Gifts to Minors Act

                                       By: /s/ Corbin K. Rankin
                                           -------------------------------------
                                       Name: Corbin K. Rankin
                                       Title: Custodian


                                       Address:


                               Number of Shares of
                              CLASS B COMMON STOCK
                              --------------------

                                       National City Bank, (Cleveland, Ohio)



                                       By: /s/ Leigh H. Carter
                                           -------------------------------------
                                       Name: Leigh H. Carter
                                       Title: Vice President

                                     NACCO INDUSTRIES, INC.



                                     By: /s/ Alfred M. Rankin, Jr.
                                     -------------------------------------
                                     Name: Alfred M. Rankin, Jr.
                                     Title: President and Chief Executive
                                            Officer




                                     THE PARTICIPATING STOCKHOLDERS listed in
                                     Exhibit A attached hereto and
                                     incorporated herein by this reference


                                     By: /s/ Alfred M. Rankin, Jr.
                                         -------------------------------------
                                         Alfred M. Rankin, Jr., Attorney-in-Fact

                                                                       EXHIBIT A
                                                                       ---------


                           PARTICIPATING STOCKHOLDERS
                           --------------------------

 1.   Clara L. T. Rankin

 2.   Alfred M. Rankin, Jr.

 3.   Victorie G. Rankin

 4.   Helen Rankin Butler (fka Helen P. Rankin)

 5.   Clara T. Rankin Williams (fka Clara T. Rankin)

 6.   Thomas T. Rankin

 7.   Matthew M. Rankin

 8.   James T. Rankin

 9.   Claiborne R. Rankin

 10.  Chloe O. Rankin

 11.  Julia L. Rankin (by Claiborne R. Rankin as custodian)

 12.  Chloe R. Seelbach (fka Chloe E. Rankin)

 13.  Claiborne R. Rankin, Jr.

 14.  Roger F. Rankin

 15.  Bruce T. Rankin

 16.  Frank E. Taplin

 17.  Margaret E. Taplin

 18.  Elizabeth E. Brown (by Andrew L. Fabens III, Attorney-in-fact)

 19.  Martha S. Kelly

 20.  Susan Sichel (fka Susan S. Panella)

 21.  Jennifer T. Jerome

 22.  Caroline T. Ruschell

 23.  David F. Taplin

 24.  Thomas E. Taplin

 25.  Beatrice B. Taplin

 26.  Thomas E. Taplin, Jr.

 27.  Theodore D. Taplin

 28.  Britton T. Taplin

 29.  Frank F. Taplin

 30.  Rankin Management, Inc.

 31.  Rankin Associates I, L.P. (fka CTR Family Associates, L.P.)

 32. The Trust created under the Agreement, dated December 18, 1963, among National City Bank, as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown.

 33. The Trust created under the Agreement, dated December 15, 1976, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of grandchildren.

 34. The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren.

 35. The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, for the benefit of Alfred M. Rankin.

 36. The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin.

 37. The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

 38. The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin.

 39. The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between National City Bank, as co-trustee, and Thomas T. Rankin, as co-trustee, creating a trust for the benefit of Thomas T. Rankin.

 40. The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between National City Bank, as co-trustee, and Claiborne R. Rankin, as co-trustee, creating a trust for the benefit of Claiborne R. Rankin.

 41. The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between National City Bank, as co-trustee, and Roger F. Rankin, as co-trustee, creating a trust for the benefit of Roger F. Rankin.

 42. The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin.

 43. The Trust created under the Agreement, dated December 11, 1957, as supplemented, amended and restated, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of Frank E. Taplin.

 44. The Trust created under the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas E. Taplin, for the benefit of Thomas E. Taplin.

 45. The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

 46. The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin.

 47. The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin.

 48. The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams.

 49. The Trust created under the Agreement, dated December 29, 1989, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler.

 50.  Corbin Rankin

 51.  Alison A. Rankin

 52. National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin.

 53.  Thomas Parker Rankin (by Thomas T. Rankin as custodian)

 54. Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

 55. Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

 56.  Rankin Associates II, L.P.

 57.  John C. Butler, Jr.

 58.  Clara Rankin Butler (by John C. Butler, Jr. as custodian)

 59. The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin.

 60.  David B. Williams

 61.  Griffin B. Butler (by John C. Butler, Jr. as Custodian)

 62. Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000.

 63. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin.

 64. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin.

 65. Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000.

 66. The Trust created under the Agreement, dated December 20, 1993, between Matthew M. Rankin, as trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin.

 67.  Scott Seelbach

 68.  Thomas (Parker) Rankin (by Corbin K. Rankin as Custodian)

 69.  Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

                                                                      Exhibit 28



                      AMENDMENT TO STOCKHOLDERS' AGREEMENT
                      ------------------------------------


         This AMENDMENT TO STOCKHOLDERS' AGREEMENT, dated as of February 11, 2002 (this "Amendment"), by and among National City Bank, (Cleveland, Ohio), as depository ("Depository"), the Participating Stockholders under the Stockholders' Agreement, dated as of March 15, 1990, as amended, NACCO Industries, Inc., a Delaware corporation (the "Corporation"), and the new Participating Stockholder identified on the signature page hereto (the "New Participating Stockholder").

         This Amendment sets forth the terms and conditions on which the New Participating Stockholder will join in and become a party to the Stockholders' Agreement, dated as of March 15, 1990, as amended (the "Stockholders' Agreement"). Capitalized terms defined in the Stockholders' Agreement are used herein as so defined.

         Pursuant to Section 8 of the Stockholders' Agreement, prior to the acquisition of Class B Common Stock by a Permitted Transferee, the Stockholders' Agreement may be amended to add a Permitted Transferee as a Participating Stockholder by a writing signed by the Signatories, the Corporation and such Permitted Transferee.

         In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:

                  1. REPRESENTATIONS AND WARRANTIES. The New Participating Stockholder, for such New Participating Stockholder only and not for any other Participating Stockholder, represents and warrants to the other Participating Stockholders and the Corporation as follows:

                           (a) Such New Participating Stockholder is the
                  beneficial owner of, or simultaneously with the execution hereof will acquire and be deemed to be the beneficial owner of, the shares of Class B Common Stock identified below such

                  New Participating Stockholder's name on the signature pages hereto (except as otherwise described thereon), and except as otherwise described thereon such New Participating Stockholder does not own of record or beneficially or have any interest in any other shares of Class B Common Stock or any options to purchase or rights to subscribe or otherwise acquire any other shares of Class B Common Stock other than pursuant to the Stockholders' Agreement;

                           (b) Such New Participating Stockholder has the right,
                  power and authority to execute and deliver this Amendment and to perform such New Participating Stockholder's obligations hereunder and under the Stockholders' Agreement; if this Amendment is being executed by a trustee on behalf of a trust, such trustee has full right, power and authority to enter into this Amendment on behalf of the trust and to bind the trust and its beneficiaries to the terms hereof; if this Amendment is being executed on behalf of a Participating Stockholder Organization, the person executing this Amendment is a duly authorized representative of such Participating Stockholder Organization with full right, power and authority to execute and deliver this Amendment on behalf of such Participating Stockholder Organization and to bind such Participating Stockholder Organization to the terms hereof; the execution, delivery and performance of this Amendment by such New Participating Stockholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such New Participating Stockholder is a party or by which such New Participating Stockholder is bound or require the consent of any other person or any party pursuant thereto; (ii) any organizational, charter or other governance documents (including, without limitation, any partnership agreement, certificate of incorporation, or bylaws) of the New Participating Stockholder, (iii) any judgment, decree or order applicable to such New Participating Stockholder; or (iv) any law, rule or regulation of any governmental body;

                           (c) This Amendment and the Stockholders' Agreement
                  constitute legal, valid and binding agreements on the part of such New Participating Stockholder; the shares of Class B Common Stock owned beneficially by such New Participating Stockholder are fully paid and nonassessable; and

                           (d) The shares of Class B Common Stock owned
                  beneficially by such New Participating Stockholder are now held by such New Participating Stockholder, free and clear of all adverse claims, liens, encumbrances and security interests (except as created by the Stockholders' Agreement and any Amendments thereto, including this Amendment, and the Restated Certificate).

                  2. ADDRESS FOR NOTICES. The address for all notices to the New Participating Stockholder provided pursuant to the Stockholders' Agreement shall be the address set forth below such New Participating Stockholder's name on the signature pages hereto, or to such other address as such New Participating Stockholder may specify to the Depository.

                  3. AGREEMENT TO BE BOUND BY STOCKHOLDERS' AGREEMENT. The New Participating Stockholder agrees to be bound by all of the terms and provisions of the Stockholders' Agreement applicable to Participating Stockholders.

                  4. BENEFICIARIES. The New Participating Stockholder acknowledges that the Corporation and each Participating Stockholder is a beneficiary of this Amendment.

                  5. AMENDMENT OF STOCKHOLDERS' AGREEMENT. The Stockholders' Agreement is hereby amended to add the New Participating Stockholder as a Participating Stockholder.

                  6. SIGNATURE OF AMENDMENT BY TRUSTS, MINORS AND INCOMPETENTS.

                           (a) In order for a trust exclusively (as defined in
                  Section 1.9 of the Stockholders' Agreement) for the benefit of a Family Member or Members to be considered a Participating
                  Stockholder:

                                    (i) the trustee and all adult beneficiaries
                           of such trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders' Agreement or shall sign this Amendment as a Participating Stockholder;

                                    (ii) the trustee and a parent or legal
                           guardian, for trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or

                                    (iii) the trustee and legal guardian, if
                           any, for trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.

                           (b) If, at any time, any trust shall have an adult
                  beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders' Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this

                  Amendment and the Stockholders' Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.

                           (c) In the case of Class B Common Stock held by a
                  custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

                           (d) In the case of Class B Common Stock held in the
                  name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

                           (e) In the case of Class B Common Stock held in the
                  name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.

                           (f) When a minor described in Section 6(c) or (d)
                  reaches the age of majority, or an incompetent described in
                  Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the

                  Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders' Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders' Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.


                  7. POWER OF ATTORNEY. The undersigned New Participating Stockholder hereby constitutes and appoints Frank E. Taplin, Thomas E. Taplin, Alfred M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:

                           (a) Execute any and all statements under Section 13
                  or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to the Stockholders' Agreement as amended by this Amendment, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

                           (b) Execute and deliver any and all Amendments
                  whereby a Family Member or a Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders' Agreement pursuant to Section 8 of the Stockholders' Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 7. The grant of this power of attorney shall not be affected by any disability of the undersigned New Participating Stockholder. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 7, the New Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.

                  8. COUNTERPARTS. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

         IN WITNESS WHEREOF, the New Participating Stockholder, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

                                        Trust created under the Agreement, dated
                                        June 1, 1995, between Chloe O. Rankin,
                                        as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin



                                        /s/ Chloe O. Rankin
                                        ----------------------------------------
                                        Name: Chloe O. Rankin
                                        Title: Trustee


                                        Address:



                               Number of Shares of
                              CLASS B COMMON STOCK
                              --------------------

                                        National City Bank, (Cleveland, Ohio)


                                        By: /s/ Leigh H. Carter
                                            ------------------------------------
                                            Name: Leigh H. Carter
                                            Title: Vice President

                                    NACCO INDUSTRIES, INC.



                                    By: /s/ Alfred M. Rankin, Jr.
                                        ---------------------------------------
                                    Name: Alfred M. Rankin, Jr.
                                    Title: President and Chief Executive
                                           Officer

                                    THE PARTICIPATING STOCKHOLDERS listed in
                                    Exhibit A attached hereto and
                                    incorporated herein by this reference


                                    By: /s/ Alfred M. Rankin, Jr.
                                        ---------------------------------------
                                        Alfred M. Rankin, Jr., Attorney-in-Fact

                                                                       EXHIBIT A
                                                                       ---------



                           PARTICIPATING STOCKHOLDERS
                           --------------------------


 1.   Clara L. T. Rankin

 2.   Alfred M. Rankin, Jr.

 3.   Victorie G. Rankin

 4.   Helen Rankin Butler (fka Helen P. Rankin)

 5.   Clara T. Rankin Williams (fka Clara T. Rankin)

 6.   Thomas T. Rankin

 7.   Matthew M. Rankin

 8.   James T. Rankin

 9.   Claiborne R. Rankin

 10.  Chloe O. Rankin

 11.  Julia L. Rankin (by Claiborne R. Rankin as custodian)

 12.  Chloe R. Seelbach (fka Chloe E. Rankin)

 13.  Claiborne R. Rankin, Jr.

 14.  Roger F. Rankin

 15.  Bruce T. Rankin

 16.  Frank E. Taplin

 17.  Margaret E. Taplin

 18.  Elizabeth E. Brown (by Andrew L. Fabens III, Attorney-in-fact)

 19.  Martha S. Kelly

 20.  Susan Sichel (fka Susan S. Panella)

 21.  Jennifer T. Jerome

 22.  Caroline T. Ruschell

 23.  David F. Taplin

 24.  Thomas E. Taplin

 25.  Beatrice B. Taplin

 26.  Thomas E. Taplin, Jr.

 27.  Theodore D. Taplin

 28.  Britton T. Taplin

 29.  Frank F. Taplin

 30.  Rankin Management, Inc.

 31.  Rankin Associates I, L.P. (fka CTR Family Associates, L.P.)

 32. The Trust created under the Agreement, dated December 18, 1963, among National City Bank, as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown.

 33. The Trust created under the Agreement, dated December 15, 1976, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of grandchildren.

 34. The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren.

 35. The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, for the benefit of Alfred M. Rankin.

 36. The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin.

 37. The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

 38. The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin.

 39. The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between National City Bank, as co-trustee, and Thomas T. Rankin, as co-trustee, creating a trust for the benefit of Thomas T. Rankin.

 40. The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between National City Bank, as co-trustee, and Claiborne R. Rankin, as co-trustee, creating a trust for the benefit of Claiborne R. Rankin.

 41. The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between National City Bank, as co-trustee, and Roger F. Rankin, as co-trustee, creating a trust for the benefit of Roger F. Rankin.

 42. The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin.

 43. The Trust created under the Agreement, dated December 11, 1957, as supplemented, amended and restated, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of Frank E. Taplin.

 44. The Trust created under the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas E. Taplin, for the benefit of Thomas E. Taplin.

 45. The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

 46. The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin.

 47. The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin.

 48. The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams.

 49. The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler.

 50.  Corbin Rankin

 51.  Alison A. Rankin

 52. National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin.

 53.  Thomas Parker Rankin (by Thomas T. Rankin as custodian)

 54. Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

 55. Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

 56.  Rankin Associates II, L.P.

 57.  John C. Butler, Jr.

 58.  Clara Rankin Butler (by John C. Butler, Jr. as custodian)

 59. The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin.

 60.  David B. Williams

 61.  Griffin B. Butler (by John C. Butler, Jr. as Custodian)

 62. Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000.

 63. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin.

 64. Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin.

 65. Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000.

 66. The Trust created under the Agreement, dated December 20, 1993, between Matthew M. Rankin, as trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin.

 67.  Scott Seelbach

 68.  Thomas (Parker) Rankin (by Corbin K. Rankin as Custodian)

 69.  Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

 70. Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin